SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2016

ELTEK LTD.
(Name of Registrant)

Sgoola Industrial Zone, Petach Tikva, Israel
(Address of Principal Executive Office)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

    Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

    If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-12012 and 333-123559.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD. (Registrant)

By:	/s/ Amnon Shemer
Amnon Shemer
Chief Financial Officer

Date: September 20, 2016

Press Release

Eltek Has Supplied $1.6 Million Orders to a Strategic Customer

•	The orders were supplied in 2016.
•	The Company's scaled-up manufacturing process supports high volume production of technologically advanced solutions.

PETACH-TIKVA, Israel, September 20, 2016 - Eltek Ltd. (NASDAQ: ELTK), a global manufacturer and supplier of technologically advanced solutions in the field of Printed Circuit Boards(PCBs), announced today that since January 2016 it has supplied approximately US$ 1.6 million of technologically advanced solutions to a strategic customer. The customer selected Eltek because of its capability to produce high performance and reliable solutions. These orders are in addition to $300,000 of such PCBs supplied to this customer in the fourth quarter of 2015.

Mr. Yitzhak Nissan, Chairman of the Board and Chief Executive Officer, commented: “Eltek developed an advanced technological manufacturing process that allowed us to win these orders. This solution uses complex processes, including vias copper filling and meticulous testing to ensure the high quality and reliability of the PCBs. Eltek is now able to support a large volume of this type of technologically advanced orders. Having been chosen by a leading customer to supply these orders confirms Eltek's competitive advantages. We are confident that our ability to offer top grade solutions to companies with complicated technological requirements will lead to additional high-end orders in the future," Mr. Nissan concluded.

About Eltek

Eltek – "Innovation across the board", is a global manufacturer and supplier of technologically advanced solutions in the field of Printed Circuit Boards, and is the Israeli leader in this industry. PCBs are the core circuitry of most electronic devices. Eltek specializes in the manufacture and supply of complex and high quality PCBs, HDI, multilayered and flex-rigid boards for the high-end market. Eltek has ITAR, AS-9100 and NADCAP Electronics permits and its customers include top of the line companies in the defense, aerospace and medical industries in Israel, the United States, Europe and Asia.

Eltek was founded in 1970. The Company’s headquarters, and R&D, Production and Marketing Center is located in Israel. Eltek operates also through its subsidiaries, Eltek USA (100%) in North America and Kubatronik (79%) in Europe and by agents and distributors in Europe, India, South Africa and South America.

For additional information, visit Eltek's web site at www.nisteceltek.com.

Forward Looking Statement:
Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission.

Investor Contact:
Nir Zalik
KM Investor relations
Tel: +972- 3-5167620
nir@km-ir.co.il
www.km-ir.co.il

Amnon Shemer
Chief Financial Officer
amnons@nisteceltek.com
+972-3-9395023